UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of NOVEMBER 2025

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Cadeler signs two significant contracts for full-scope foundation and turbine transportation and installation

Copenhagen, 10 November 2025 – Cadeler today announces the signing of two firm contracts covering the full-scope transportation and installation of offshore wind turbines and their foundations for an upcoming offshore wind farm development with a combined value projected to be approximately EUR 500 million.

The foundations transportation and installation (T&I) campaign is set to commence in early 2029 and to be executed using one of Cadeler’s newbuild A-class vessels. This contract, the third full-scope foundation T&I campaign for Cadeler, once again reaffirms the company’s position as a full-service provider in the foundation T&I space.

The turbine installation scope is scheduled to begin in early 2030 and will be carried out by one of Cadeler’s O-class jack-up vessels, with completion expected by late 2030.

The contracts are subject to the client’s investment decision in the project. Should the client be unsuccessful the agreements may be terminated subject to a termination fee.

Mikkel Gleerup, CEO of Cadeler, comments: “This project reinforces Cadeler’s position as a full-service T&I partner in the foundations space and demonstrates that our strategic direction is aligned with current market demands. With our fleet of nine wind installation vessels – and three additional under construction – Cadeler continues to deliver the flexibility, efficiency, and innovative solutions required to execute increasingly complex projects and to support the necessary build-out of offshore wind globally.”

For further information, please contact:

Cadeler Press Office

press@cadeler.com

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enable the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2025	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer

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